Exhibit 3.4

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

OF

TIGER MEDIA, INC.

Pursuant to Section 151 if the General Corporation Law of the State of Delaware, it is hereby certified that:

WHEREAS, the name of the Company (hereinafter called the “Company”) is Tiger Media, Inc., a Delaware corporation.

WHEREAS, the Certificate of Incorporation of the Company (the “Certificate of Incorporation”) authorizes the issuance of 10 Million (10,000,000) shares of preferred stock, $0.0001 par value per share, and expressly authorizes the Board of Directors of the Company to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

WHEREAS, the Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series A issue of Preferred Stock:

RESOLVED, that that the Board of Directors deems it advisable to, and hereby does, designate a Series A Non-Voting Convertible Preferred Stock and fixes and determines the preferences, rights, qualifications, limitations and restrictions relating to the Series A Non-Voting Convertible Preferred Stock as follows, in addition to any set forth in the Certificate of Incorporation:

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” shall have the meaning ascribed to it pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

“Alternate Consideration” shall have the meaning set forth in Section 7(b).

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

“Common Stock” means the Company’s common stock, par value $0.0005 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Common Stock Equivalents” means any securities of the Company or the subsidiaries of the Company, whether or not vested or otherwise convertible or exercisable into shares of Common Stock at the time of such issuance, which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time exercisable for, convertible into, or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company” means Tiger Media, Inc., a Delaware corporation.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Ratio” shall have the meaning set forth in Section 6(b).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

“Fundamental Transaction” shall have the meaning set forth in Section 7(b).

“Holder” shall mean any owner of shares of the Preferred Stock.

“Liquidation” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its subsidiaries, taken as a whole.

“Person” means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

“Preferred Stock” shall have the meaning set forth in Section 2.

“Qualified Sale” means the bona fide, arms’ length sale of Preferred Stock to a non-Affiliate of either the Holder or the Company. For avoidance of doubt, an executed copy of Form 144 with evidence of transmission to the Securities and Exchange Commission disclosing the proposed sale of Common Stock, a written communication from a broker-dealer that a holder of Preferred Stock has placed a sell order for shares of Common Stock issuable upon conversion of Preferred Stock, or an executed copy of a stock purchase agreement with a non-Affiliate of either the Holder or the Company shall be deemed to evidence a Qualified Sale.

Section 2. Designation and Amount. The series of preferred stock designated by this Certificate of Designation shall be designated as the Company’s Series A Non-Voting Convertible Preferred Stock (the “Preferred Stock”), with Six Million Eight Hundred Thousand (6,800,000) shares designated as Series A Non-Voting Convertible Preferred Stock.

Section 3. Dividends. Each holder of Preferred Stock shall be entitled to receive, on a pari passu basis, dividends payable, subject to the conditions and other terms hereof, out of any funds of the Company legally available when and at the time for declaration of dividends by the Company, at the same time any dividends or other distributions will be paid or declared and set apart for payment on any shares of Common Stock on the basis of the largest number of whole shares of Common Stock into which such holder’s shares of Preferred Stock could be converted pursuant to Section 6 (assuming the full conversion of all shares of Preferred Stock then held by them).

Section 4. Voting Rights. Except as required by law or as specifically provided herein, the holders of Preferred Stock shall not be entitled to vote, as a separate class or otherwise, on any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting); provided, however, that each holder of outstanding shares of Preferred Stock shall be entitled, on the same basis as holders of Common Stock, to receive notice of such action or meeting.

Section 5. Liquidation. Upon any Liquidation, distributions to the stockholders of the Company shall be distributed among the holders of Common Stock, Preferred Stock and any other class or series of Preferred Stock entitled to participate with the Common Stock in a liquidating distribution, pro rata in proportion to the shares of Common Stock then held by them and the maximum number of shares of Common Stock which they would have the right to acquire upon conversion of shares of Preferred Stock held by them pursuant to Section 6 (assuming the full conversion of all shares of Preferred Stock then held by them). Written notice of any liquidation, dissolution or winding up of the Company, stating the payment date, the amount of any liquidating distribution and the place where said liquidating distribution shall be payable, shall be given to the holders of record of Preferred Stock not less than ten (10) days prior to the consummation of such liquidation, dissolution or winding up, in accordance with the provisions of Section 8(a). A Fundamental Transaction shall not be deemed a Liquidation.

Section 6. Conversion Upon Qualified Sale.

(a) Conversions Upon a Qualified Sale by Holder. Subject to the provisions of this Section 6, each share of Preferred Stock shall automatically convert into Common Stock immediately prior to the closing of a Qualified Sale of such share without any further action on the part of the Company or the Holder. The date of such closing of such a Qualified Sale is referred to herein as the “Conversion Date.”

(b) Conversion Ratio. The number of validly issued, fully paid and non-assessable shares of Common Stock issuable upon conversion of each share of Preferred Stock shall be equal to the product obtained by multiplying each such share of Preferred Stock being converted by one (subject to adjustment in the event of any stock split, stock dividend, combination, recapitalization, reorganization, reclassification or other similar event, the “Conversion Ratio”).

(c) Mechanics of Conversion

i. Delivery of Certificate Upon Conversion. As soon as practicable after each Conversion Date, upon receipt of sale documentation satisfactory to the Company in its sole discretion, the Company shall deliver, or cause to be delivered, to the purchaser in the Qualified Sale a certificate or certificates, which will contain appropriate restrictive legends and trading restrictions, representing the number of Conversion Shares being acquired upon the conversion of shares of Preferred Stock by such Purchaser. Upon written request of such purchaser, the Company shall use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section 6 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. If some but not all of the shares of Preferred Stock represented by a certificate surrendered by such converting Holder are converted, a new certificate or certificates representing the number of shares of Preferred Stock which were not so converted shall be delivered to such Holder as promptly as practicable. If any shares of Common Stock to be issued upon conversion of Preferred Stock pursuant to this section are not sold within thirty (30) days after the delivery to the Company of any notice of a proposed Qualified Sale, such shares shall ipso facto be deemed to have been converted back into Preferred Stock.

ii. Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Preferred Stock, not less than such aggregate number of shares of the Common Stock as are issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Preferred Stock. The Company covenants that all shares of Common Stock so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

iii. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preferred Stock. As to any fraction of a share which a Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the average closing price per share of Common Stock on the NYSE MKT, or any other trading market or exchange on which the Common Stock may then trade, for the ten-day period ending on the day prior to such Conversion Date, or round up to the next whole share.

iv. Transfer Taxes. Any transfer, documentary stamp or similar taxes arising on account of a conversion of any shares of Preferred Stock shall be responsibility of and paid by the Holder. Furthermore, the Company will not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion. The Company will not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof will have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

(d) Record Holder. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

Section 7. Certain Adjustments.

(a) Stock Dividends and Stock Splits. If the Company, at any time while the Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator will be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately after such event and of which the denominator will be the number of shares of Common Stock outstanding immediately before such event. Any adjustment made pursuant to this Section 7(a) will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision or combination.

(b) Fundamental Transaction. If, at any time while the Preferred Stock is outstanding, (i) (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, and (ii) such event does not constitute a Qualified Sale resulting in automatic conversion pursuant to Section 6(a) (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of the Preferred Stock, the Holders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (assuming the full conversion of all shares of Preferred Stock then held by them), the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new certificate of designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7(b) and insuring that this Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(c) Calculations. All calculations under this Section 7 will be made to the nearest share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date will be the number of shares of Common Stock (excluding any treasury shares of the Company) actually issued and outstanding.

(d) Notice to the Holders. Whenever the Conversion Ratio is adjusted pursuant to any provision of this Section 7, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

Section 8. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder shall be in writing and delivered personally, by facsimile, electronic mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address of its principal office or address as the Company may specify for such purposes by notice to the Holders delivered in accordance with this section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, electronic mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the address of such Holder appearing on the books of the Company, or if no such address appears on the books of the Company, at the principal place of business of the Holders. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or upon actual receipt by the party to whom such notice is required to be given.

(b) Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate, if any, becomes mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof reasonably satisfactory to the Company and any of additional documentation the transfer agent of the Company may require.

(c) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) may be commenced only in the state and federal courts sitting in City of Wilmington, Delaware. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, or such courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

(d) Waiver. Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Company or a Holder must be in writing.

(e) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

(f) Status of Converted Preferred Stock. If any shares of Preferred Stock shall be converted or reacquired by the Company, such shares shall resume the status of authorized but unissued Preferred Stock.

(g) Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designation, and will at all times in good faith carry out all the provisions of this Certificate of Designation and take all action as may be required to protect the rights of the Holders.

(h) Amendment. The terms of this Certificate of Designation shall not be amended except with the consent of the Holders of a majority of the outstanding Preferred Stock voting as one class.

[Signature on next page.]

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Company as of this 20th day of March, 2015.

/s/ Peter Tan

Name: Peter Tan

Title: Chief Executive Officer

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